EXHIBIT 20

PEPSICO ANNOUNCES PLAN TO SPIN OFF RESTAURANTS

     PURCHASE, N.Y., Jan. 23, 1997 -- PepsiCo, Inc. today announced that it will pursue a plan to spin off its restaurant businesses to PepsiCo shareholders as an independent publicly-traded company.

     The new company will include three of the world's most powerful and well-known restaurant brands: Pizza Hut, Taco Bell and KFC. Among the world's restaurant companies, it will rank number one in units, with about 29,000 restaurants, and number two in system retail sales, which amounted to more than $20 billion in 1996.

     PepsiCo's restaurants have a strong record of long-term growth. Since PepsiCo acquired its third restaurant chain, KFC, the corporation's restaurants have produced more than $5 billion in profits, and restaurant revenues have grown at a compound annual rate of 12%.

     PepsiCo also announced that it is examining the sale of its PepsiCo Food Systems (PFS) unit, which distributes more than $3 billion worth of restaurant equipment and supplies each year, primarily to Pizza Hut, Taco Bell and KFC restaurants.

     In making the announcement, PepsiCo Chairman and Chief Executive Officer Roger A. Enrico said: "Our goal in taking these steps is to dramatically sharpen PepsiCo's focus. Our restaurant business has tremendous financial strength and a very bright future. However, given the distinctly different dynamics of restaurants and packaged goods, we believe all our businesses can better flourish with two separate and distinct managements and corporate structures."

     Following the spinoff of its restaurants, PepsiCo, Inc. will rank as one of the largest packaged goods companies in the United States. It will consist of two core businesses: Frito-Lay Company, the world's largest maker of salty snacks; and Pepsi-Cola Company, the world's second largest beverage company. For 1996, PepsiCo is expected to post worldwide snack and beverage sales of more than $20 billion.

     PepsiCo's packaged goods brands rank among the most successful in the world. In the U.S. PepsiCo's soft drink volume growth has compounded at 4% annually over the last decade. That has helped strengthen Pepsi-Cola's position as one of the top-selling brands in any product category in supermarkets. PepsiCo's U.S. snack volume has grown even faster, compounding at about 8% per year over the last 10 years. For years PepsiCo's U.S. snack volume has outpaced the volume growth of virtually every major food company in the country. As a result, PepsiCo accounts for eight of the top 10 snack chip brands in U.S. supermarkets.

     PepsiCo is also the largest producer of salty snacks outside the U.S., with operations spanning some 40 countries. The company's international snack portfolio includes a number of very large and highly successful businesses including the largest salty snack companies in Brazil, Canada, Mexico, Spain and the United Kingdom.

     Mr. Enrico also announced he has named a transition committee to oversee the restructuring. The committee will be chaired by PepsiCo Vice Chairman and CFO Karl von der Heyden and include: John Antioco, president and CEO, Taco Bell; David Novak, president and CEO, KFC and Pizza Hut; and James O'Neal, president and CEO of PepsiCo Restaurants International.

     The transaction is expected to be in the form of a distribution of the shares of the new company, to be completed by the end of the year.

     While details of the transaction and the structure of the new company have not yet been determined, it is expected that the debt level and cash flow of the new company will allow for continued healthy investment in future growth. PepsiCo does not plan to assign any of its existing debt to the new company.

     It is also anticipated that the transaction will be tax-free to shareholders, and PepsiCo intends to seek rulings from the Internal Revenue Service to confirm this treatment. The transaction is subject to receiving a favorable ruling and is also subject to approval by PepsiCo's Board of Directors of a definitive plan.

     The investment banking firm of Merrill Lynch & Co. is serving as exclusive financial advisor on the restructuring of the restaurants as well as on the review of PepsiCo's options with respect to PFS.

     Mr. Enrico pointed out that over the last few years PepsiCo has taken a series of steps to bring the three restaurant chains together into a single division with the potential to flourish as an independent company:

      All operations were brought together under a single senior manager;
      The international business became a single unit;
      Many back office operations, including payroll, data processing and accounts payable, as well as purchasing, real estate, construction, and information technology were combined;.
      Financial returns and restaurant operations were significantly improved through aggressive refranchising.

     Mr. Enrico said: "I believe the new restaurant company will be a powerful organization with great potential, the 'new' PepsiCo will be better than ever, and both companies will be far more capable of improving their operations to create solid sustainable growth."

     PepsiCo entered the restaurant business in 1977 with the purchase of Pizza Hut. Taco Bell was acquired in 1978, and KFC became part of PepsiCo in 1986. The systems have enjoyed rapid growth over many years, through both franchising and the development of company-owned units. Today each of PepsiCo's restaurant brands is the leader in its respective industry category.